[TELENOR ASA LETTERHEAD]
April 19, 2007
Mr. Larry Spirgel,
Assistant Director,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
USA.
Dear Mr. Spirgel,
          Thank you for your letter dated March 22, 2007 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to our response letter dated January 19, 2007 on the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Telenor ASA (“Telenor” or the “Company”) (File Number 000-31054).
          To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in italicized text, and have provided our response immediately following each comment.
          In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
1.	We note your response to comment 8; however, we do not understand why you did not record the loss of NOK 175 million in your 2005 US GAAP financial statements. In your response you represented to us that you determined “we will not use services under the Mobile Sweden MVNO contract.” We note you made a similar statement in your disclosure on page F-121. It appears, in this circumstance, a liability should have been recognized under US GAAP pursuant to the guidance in paragraph 16 of SFAS No. 146. We also refer you to Example 4 in paragraph A11 of SFAS 146 for additional guidance.
     In accordance with SFAS 146 paragraph B46, a liability for costs to terminate a contract before the end of its term should be recognized and measured at its fair value when an entity terminates the contract in accordance with the contract terms (for example, when the entity gives written notice to the counterparty within the notification period specified by the contract or has otherwise negotiated a termination with the counterparty).

     It is our understanding that in discussing this provision, the FASB concluded that, by having exercised its option to terminate a contract by communicating that decision to the counterparty, an entity has a legal obligation under the contract to pay the penalty or other costs specified by that contract. As provided by SFAS 146 paragraph 16, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract (for example, the right to use leased property or to receive goods or services). The FASB refers to this approach as a “cease-use date approach”.
     Our statement on page F-121 in our 2005 Form 20-F that we have “decided not to use the services under the agreement in future periods” referred to decisions made internally. At that time, we were still receiving services under the agreement, and we had not notified the counterparty that we would cease using the services under the agreement. We continued to use the service until March 31, 2006, and our decision was notified to the counterparty in the first quarter of 2006. Accordingly, we had not reached the “cease-use date” as of December 31, 2005 in accordance with SFAS 146 and therefore did not meet the criteria to record a liability for US GAAP. Upon reaching the cease-use date, the accrual was recorded in accordance with SFAS 146 for US GAAP in 2006. We believe this is consistent with the example provided in SFAS 146 paragraph A11.
     Our provision for onerous contracts in accordance with IAS 37 represented the present obligation under the contract from April 1, 2006 to March 31, 2008 based on an internal decision and initiation of a process in 2005 by Telenor to stop using the services under the contract from April 1, 2006. In accordance with IAS 37.67 and 68, the accrual was recorded as the difference between the unavoidable costs of meeting the obligations under the contract and the economic benefits expected to be received under the contract from April 1, 2006 to March 31, 2008.
2.	We note in your response to comment 11 that the nature of the reportable segments under IFRS and US GAAP are the same; however, your segment financial information was prepared in accordance with IFRS (on pages F-30 to F-35) rather than US GAAP. Pursuant to Item 18 of Form 20-F, you are required to present your segment financial information within Note 38 in accordance with US GAAP. Please confirm that you will provide such information in future filings.
     Although the nature of our reportable segments are the same for both US GAAP and IFRS, Telenor only prepares its internal management reporting based upon IFRS information as described in footnote 3 on pages F-30 and F-31 of our 2005 Form 20-F.
     We note that the Staff’s publication on International Reporting and Disclosure Issues in the Division of Corporate Finance (Section VI. Issues Encountered in Reconciliations to US GAAP, A. Issues related to Recent US GAAP Pronouncements) provides the following guidance:
“FASB Statement 131 — Segment Reporting
a) Home-country versus US GAAP basis
     FAS 131 requires reported segment information to conform to the information reported to management even if that information is not US GAAP. A foreign registrant preparing segment information to comply with the disclosure requirements of US GAAP should present the information using whatever basis of accounting is used for internal management reporting, even if that information is on a home-country GAAP basis.
[...]
     FAS 131 requires a reconciliation of the segment data to the consolidated financial statements. This presentation should be reconciled to the basis of accounting used in the primary financial statements. Reconciling items from the internal management-reporting basis should be isolated in a separate column and described. A foreign registrant using home country GAAP is not required to further reconcile the segment amounts to US GAAP.
     Segment reporting in some countries is based on products and services rather than the management approach. For example, possible differences between the types of segments that would be reported under IAS 14 and FAS 131 could require certain registrants to present two sets of segment data.”
     Since our segments are based upon a management approach and used by the chief operating decisions-makers for assessing performance and allocating resources, our understanding of the guidance in the third paragraph above was that we are not required to present two sets of segment data in accordance with both US GAAP and IFRS. We also understood the guidance of the first two paragraphs to provide that it was appropriate for Telenor to report segment data based upon IFRS since that is the basis used for internal management reporting. Accordingly, we do not believe additional segment disclosure in accordance with US GAAP is required.
Revenue Recognition and Measurement, page F-12
3.	We note your disclosures that “[r]evenues from sale of customer equipment are normally recognized when products are delivered to customers”. In this regard, disclose how you account for the loss on the sale of handsets under both IFRS and US GAAP. Tell us whether you believe that the sale of the handset is an integral part of your business, and therefore held as inventory. If held as inventory, tell us how you considered paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value. Unless it is concluded, after careful analysis and considering market condition and competitor price, that it is probable that an entity has the current ability to sell the handset at above cost, it is not clear to us why it would be appropriate to postpone the recognition of the loss until the date of the sale of the handset.
     Like many mobile telecommunications operators, the sale of handsets to subscribers is an integral part of our business and the competitive nature of our markets, at times, necessitates the offer of discounted handsets together with certain prepaid and contract tariff plans as part of promotional offers in order to encourage new subscriptions.
     Under IFRS, we apply IAS 18 to the sale of handsets in these multiple element arrangements. The principle in IAS 18 paragraph 13 is that the revenue recognition criteria should be applied to “separately identifiable components of a single transaction in order to reflect the substance of the transaction”. This is consistent with the US GAAP guidance in EITF 00-21 paragraph 7. In applying the principle in IAS 18, we look to the additional guidance in EITF 00-21. Under IFRS and US GAAP, we consider the handset to be a separate unit of accounting as the three criteria in EITF 00-21 paragraph 9 are met.

     When applying the relative fair value model described in EITF 00-21 paragraph 12, we allocate the total consideration in the arrangement on a relative fair value basis. However, the receipt of the consideration for the telecommunications services is contingent upon us continuing to provide future services. Therefore, in accordance with EITF 00-21 paragraph 14, the amount that can be allocated to the handset is limited to the amount actually paid by the customer for the handset and any upfront connection fee. As a consequence, the amount of the revenue attributable to the sale of the handset is often below the cost and results in a loss. The loss on sale is recognized at the time that the sale of the handset is recognized, thus being the difference between the revenue and the costs of sale duly recognized. This is consistent with the treatment of other subscriber acquisition and retention costs which we expense as incurred. In future filings we will clarify that the loss on handset sales is expensed as incurred.
     As mentioned above, the sale of handsets is an integral part of our business and handsets are therefore held as inventory. We account for inventory in accordance with paragraph 9 of “IAS 2 – Inventories”. Mobile handset inventory is valued at the lower of cost and net realizable value which requires the write down of handsets in inventory in cases where net realizable value is below cost. IAS 2 defines Net realizable value as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
     We believe that losses on the sale of handsets in multiple element arrangements are not indicative of a general impairment of inventory values. This is on the basis of the following:
(i)	IAS 2 paragraph 31 provides further guidance on the application of net realizable value and states that estimates of net realizable value also consider the purpose for which the inventory is held. Our sale of discounted handsets in a multiple element arrangement is part of a customer acquisition and retention strategy that promotes the sale and usage of our services;

(ii)	We are not committed to selling handsets at a loss;

(iii)	Handsets in certain markets are generally sold above cost and in the prepaid segment, where there is normally no minimum contractual commitment, handsets can often be sold at only a small or no loss;

(iv)	Revenue from our services recovers handset costs over the contract periods; and

(v)	This is consistent with the principle in IAS 2 paragraph 32 in that the inventories should not be written down below cost if they will be included in a finished product that is ultimately expected to be sold at or above cost. Therefore, impairment of handset inventory held for the purpose of fulfilling these contracts is not considered to be appropriate.
     Handsets are also sold on a standalone basis above cost to certain customers. Where a particular handset model becomes obsolete or where there is excess inventory that results in Telenor no longer being able to achieve a standalone selling price in excess of the carrying value, then Telenor writes down inventories to net realizable value in accordance with IAS 2 paragraph 9.

     We believe that this accounting treatment complies with paragraph 30 of IAS 2 which requires that estimates of net realizable value be based on the most reliable evidence available at the time the estimates are made, taking into consideration local market conditions.
     We believe this treatment also complies with US GAAP. Paragraph 4 of Chapter 4 of Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins as amended by FASB Statement No. 151, Inventory Costs, An Amendment of ARB No. 43, Chapter 4 (ARB 43) states: “In accounting for the goods in the inventory at any point of time, the major objective is the matching of appropriate costs against revenues in order that there may be a proper determination of the realized income. Thus, the inventory at any given date is the balance of costs applicable to goods on hand remaining after the matching of absorbed costs with concurrent revenues. This balance is appropriately carried to future periods provided it does not exceed an amount properly chargeable against the revenues expected to be obtained from ultimate disposition of the goods carried forward.”
Note 38. United States Generally Accepted Accounting Principles (US GAAP), page F-107
4.	We note that you presented the expenses in your income statement based upon nature under IFRS on page F-4. Please expand your US GAAP reconciliation footnote to provide income statement information to comply with Rule 5-03 of regulation S-X. Item 17(b) of Form 20-F states that “The financial statements shall disclose an information content substantially similar to financial statements that comply with U.S. generally accepted accounting principles and Regulation S-X.” Item 18(b) of Form 20-F states that you must disclose “all other information required by U.S. generally accepted accounting principles and Regulation S-X”. Therefore, we believe that this requirement includes compliance with Rule 5-03 of Regulation S-X, which specifies that the income statement should be presented using a functional format. Please revise your presentation in future filings.
     Telenor presents its operating expenses by nature in compliance with IFRS. Although we believe that our business is best understood with such a classification, your comment above indicates the need for us to present an income statement using a functional format and illustrate the components of our operating expenses under US GAAP by function. In order to comply with your request and thus be in compliance with Rule 5-03 of Regulation S-X, we propose to include the following information in our future filings:
•	A Condensed Consolidated Statement of Profit and Loss in accordance with US GAAP for the most recent fiscal year ended December 31, 2006. We will show our Condensed Consolidated Statement of Profit and Loss in accordance with US GAAP in our 2006 Form 20-F for the most recent fiscal year ended December 31, 2006. We note to the Staff that the information required to produce such statement is not currently provided for by our accounting systems and would require significant effort and expense. Furthermore, to produce such statements for prior years would not allow us to file our 2006 Annual Report on Form 20-F within the prescribed time period without unreasonable effort and expense. We therefore will only present a Condensed Consolidated Statement of Profit and Loss in accordance with US GAAP for the most recent fiscal year ended December 31, 2006.

•	Additional US GAAP disclosure – operating expenses classified by function. We will include separate line items to the US GAAP reconciliation section of our financial statements included in the suggested Condensed Consolidated Statement of Profit and Loss presenting (subject to the exception for depreciation and amortization) our operating expenses classified by function. This additional disclosure would present the detail of the operating expenses line item in our Condensed Consolidated Statement of Profit and Loss in accordance with US GAAP under the cost of sales method. The following table illustrates how we propose to present our operating expenses classified by function:
Condensed Statement of Profit and Loss

Year ended
December 31,
2006
(NOK in
millions)

Revenue
Cost of revenues (services and sales) (*)
Selling, general and administrative expenses (*)
Depreciation and amortization
Write-downs
Other (income) and expenses
Operating profit
Net financial items
Profit before taxes and minority interest
Taxes
Minority interest
Net income

(*)	Exclusive of depreciation and amortization.
     Our systems have not been designed to split depreciation and amortization by function. Thus, in this presentation we will disclose depreciation and amortization as a single line-item, by nature, as shown in our primary IFRS financial statements.

General
5.	We note that your website lists Iran as one of the countries for which you provide a direct route for your global voice services. We also note media reports that your subsidiary Kyivstar signed an agreement to launch roaming cellular service in Cuba and in Sudan and entered into an agreement with a Syrian company. These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and controls. Please describe your current, past and anticipated operations in and contacts with these countries, whether directly or through subsidiaries or other indirect arrangements, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the contacts and operations, individually or in the aggregate, constitute a material investment risk to your security holders.
     We have included our response to Staff Comment 5 in our response to Staff Comment 6 below.
6.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.
     Wholesale roaming, interconnect and international wholesale traffic arrangements are standard practice for a global telecommunications service company and provide our customers with the ability to make and receive calls in or to over 170 countries, including Cuba, Iran, Sudan and Syria (the “Specified Countries”). Contacts between Telenor and the Specified Countries is limited to wholesale roaming, interconnect and international wholesale traffic arrangements between certain Telenor subsidiaries and mobile and fixed line operators in those countries. We wish to emphasise that neither Telenor, nor, to the best of its knowledge, any of its subsidiaries have any assets, facilities, employees or physical presence in any Specified Country and Telenor has made no capital investment in the Specified Countries. Telenor does not export products or technology to, or itself provide services within, any of the Specified Countries.
     Revenues, costs, assets and liabilities relating to these transactions are immaterial to Telenor. We estimate that transactions with mobile and fixed line operators in the Specified Countries had the following impact on our IFRS consolidated financial statements as at and for the year ended December 31, 2005, the year covered by the Form 20-F to which your letter relates:
•	Revenues from operators in the Specified Countries amounted to less than 0.04% of Group revenue from continuing operations.

•	Roaming and interconnect costs payable to operators in the Specified Countries amounted to less than 0.12% of Group costs of materials and traffic charges.

•	Receivables from operators in the Specified Countries amounted to less than 0.005% of Group total assets.

•	Payables to operators in the Specified Countries amounted to less than 0.001% of Group total liabilities.
     Our analysis of the materiality of our activities connected with the Specified Countries also included consideration of the qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of the corporate activities upon our reputation and share value. The OFAC-administered sanctions apply only to “U.S. Persons” as defined in those regulations, not to a non-U.S. entity like Telenor. To the best of our knowledge, none of our U.S. subsidiaries or our U.S. employees is involved in the wholesale roaming, interconnect and international wholesale traffic arrangements in the Specified Countries. We do not believe that the incidental nature of wholesale roaming, interconnect and international wholesale traffic arrangements with mobile and fixed line operators in the Specified Countries by some of Telenor’s subsidiaries rises to the level of activity or investment in the Specified Countries such that our investors would consider this to be material to Telenor’s reputation and/or share value.
     In your comments, you have directed our attention to investor sentiment evidenced by recent legislation adopted by certain U.S. states regarding investments of state funds, as well as decisions by certain U.S. universities to divest from or prohibit investment in companies that do business in Sudan. We have carefully considered these factors and have concluded that the investor sentiment evidenced thereby is directed towards companies with extensive business with the Specified Countries or their governments, or with investments or operations in the Specified Countries, but not toward companies which may have incidental and low level arrangements, such as the wholesale roaming, interconnect and international wholesale traffic arrangements described above.

Neither Telenor, nor, to the best of its knowledge, any of its subsidiaries have any assets, facilities, employees or physical presence in any Specified Country.
* * * *
          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We are available to discuss any of the foregoing with you at your convenience.
Yours sincerely
Telenor ASA

/s/ Trond Ø Westlie

cc:	Robert S. Littlepage, Jr., Accounting Branch Chief Andrew Mew, Senior Staff Accountant (Securities and Exchange Commission)

Kathryn A. Campbell (Sullivan & Cromwell LLP)

Erik Mamelund (Ernst & Young AS)